FIGO VENTURES INC

July 29, 2014

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Mr. John Reynolds
Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:	FIGO Ventures Inc Registration Statement on Form S-1 File No. 333-195306

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FIGO Ventures Inc (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 PM Eastern Standard Time on July 31, 2014, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

FIGO Ventures Inc

By:	/s/ Ania Wlodarkiewicz
Ania Wlodarkiewicz Chief Executive Officer

3270 Electricity Drive Windsor, Ontario
Canada, N8W 5JL- Phone: 226-787-5278